Helix ESG
Deepwater Containment System



A Pre-Staged Rapid Response to Deepwater Oil and Gas Spills
Based on Proven Assets At Work in the Gulf of Mexico



Q4000
Non-DP Storage Tanker
12" Flex Export Line
Floating Offloading Hose
(Hawser not shown)
5" 10,000 PSI
Flexible Riser
6-5/8" HD-563 Q-125
32 lbs/ft Casing (5-5/8" ID)
(All Threaded, Q4000 Installed)
FLOW
Intervention
Riser System
Riser
Stack Can Connect to BOP,
Wellhead or Tree
IRS
SSOD
BOP
Stack
Subsea Shut Off Device /
Well Cap

s,


Helix Producer I

SSOD and IRS

The Subsea Shut Off Device (SSOD) consists of an 18-3/4" –10ksi H4 hydraulic wellhead connector and a 13-5/8"-10ksi dual ram block with an 18-3/4"-10ksi H-4 mandrel profile up. The connector can be changed out to any other type of connectors via the use of adapters. The SSOD has 13-5/8" bore and side outlets 4-1/16"-10K BX-155. All functions on SSOD will be ROV operable. Two 3/16" vents will be installed to relieve high pressure and/or flow rate.

The Intervention Riser System (IRS) consists of Lower Marine and Emergency Disconnect Packages. The IRS has 13-5/8"-10K H-4 Connector. The IRS maximum bore diameter is 7 -3/8" with Well Barrier of 7 3/8" Hydraulic cutting gate valve and two 7 3/8" Spring-assist fail-safe-closed gate valves. A pilot line hydraulic control system is used to remotely control the IRS functions and is capable of operating up to 5,600 fsw. An upgrade conversion to a MUX control system and the use of 8,500 ft electric cable and ½" hydraulic supply line will extend its capability to 8,000 fsw.

MODU DP3 *Q4000*

The *Q4000* is a DP3 ABS classed US flagged vessel specifically designed for well intervention and construction in extreme depths of water. The *Q4000* features a multi-purpose tower capable of fulfilling all traditional derrick roles, two cranes with lifting capacities of up to 360 Te and seabed access to 10,000 fsw, an 11.9 m x 6.4 m moonpool, a 7 3/8" intervention riser system, two heavy weather ROVs and an overall deck capacity of 4,000 Te. For emergency response a well test skid and burner will be installed to burn 10,000 BOPD and 15 MMSCFD.

MODU DP3 *Q4000* and FPU DP2 *HPI* Interconnect

A 5-inch flexible riser tied to *HPI* DTS and departing from its buoy keel in a U-shape catenary configuration to connect to the Q4000 side offtake will provide the conduit for transferring product from the *Q4000* to *HPI*. This allows both vessels to operate with sufficient clearance.

Helix Producer I (HPI)

The Helix Producer I *(HPI)* is a DP 2 Lloyd's classed and USCG approved Floating Production Unit with Disconnectable Transfer System (DTS) capable of processing 45,000 BOPD, 60,000 BLPD and flaring 80 MMSCFD. The vessel is capable of rapid disconnection & connection from the subsea facilities, allowing it to operate at multiple locations and seek shelter from severe weather events. *HPI* will be equipped with all facilities necessary for side offloading to a tanker, connect to a tanker and provide water curtain against excessive radiation from continuous flaring.

Interconnect between *HPI* and tanker

Interconnect consists of a hydraulically releaseable chain stopper designed for breaking strength of chain, with a chain in between the *HPI* and a similar chain stopper on the tanker. A similar arrangement is established between the DP tug boat and the tanker. For offloading; a 480 meter 12-inch Manuli type H3006 FF PU hose departs from the *HPI* port or starboard offloading skid and connects to the tanker side loading skid.

Tanker (to be chartered separately)

The tanker shall be a Jones Act compliant non-DP vessel capable of lightering operations and equipped with cargo heating and vapor balancing capability. Tanker has all necessary strong points and chain stoppers to allow it to tie to both the *HPI* and a DP tug. Also, it has the facilities to allow for side loading of product.

Helix Energy Solutions played a key role in the Macondo spill response, providing assets and offshore teams to successfully complete the most challenging project the offshore industry has ever known. Helix's Q4000 multipurpose platform, the Helix Producer I floating production unit, and the Express deepwater construction vessel each played pioneering roles in the effort.

Based on the lessons learned and technologies developed for the Macondo spill response, Helix has developed its Deepwater Containment System (DCS) for future spills. The system uses proven methodologies to provide the response capacity required to ensure the continued viability of offshore oil and gas production.

At full production capacity, the Helix DCS can handle up to 55,000 BOPD, 70,000 BLPD and 95 MMSCFD, at 10,000 psi in water depths to 8,000 feet.

Benefits of the Helix DCS include:

- *Vessels and crews currently operating in the Gulf.* The Helix Producer I, Q4000 and Express operate in the Gulf of Mexico full time, with experienced crews. Calling off working vessels is operationally preferable to a modular system that would take longer to deploy and go untested for extended periods.
- *Subsea components built and staged in advance.* Key subsea systems to transport hydrocarbons to the surface for capture and disposal are kept in inventory at Helix's Gulf of Mexico spoolbase, where they are maintained and available for deployment at a moment's notice.
- *A planned sequence for deploying vessels and other equipment.* Vessel contracts will be structured so that, in the event of a spill, they can depart their current location and enter spill response mode the moment they are needed.

Containment Capacity Required is Less Than Worst Case Discharge Scenario



100,000
80,000
60,000
40,000
20,000
0
Liquid Rate (bbl/d)
15,000
12,000
9,000
6,000
3,000
0
Wellhead Pressure (psig)
Pressure at Helix DCS (sea floor)
Total Fluid Rate (oil + water) ± 44,000 BOPD
Oil rate 19,000 BOPD
Pressure at Top of Helix Riser
2,000
4,000
6,000
8,000
10,000
12,000
14,000
Psep (psig)
Liquid Rate
Oil Rate
Wellhead Pressure

Using an open hole flow rate is not the correct methodology to size a containment response. In a deepwater Miocene well, Worst Case Discharge is 92,000 BPD liquid (38,000 BOPD). The Helix DCS reduces overall flow to 44,000 BPD and oil to 19,000 BPD by applying a 6,500 psi back pressure at the Q4000

HELIX
ENERGY SOLUTIONS GROUP

Changing the way you succeed.

Helix Energy Solutions Group, Inc.
400 North Sam Houston Pkwy. East
Houston, Texas 77060
Phone: 281-618-0400
www.helixesg.com